CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-195441 on Form S-1 of our report dated March 2, 2015 relating to the financial statements of ETFS White Metals Basket Trust (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of Financial Accounting Standards Board Accounting Standards Update ASU 2013-08, Financial Services – Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements), appearing in the Annual Report on Form 10-K of ETFS While Metals Basket Trust for the year ended December 31, 2014, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

April 23, 2015